July 15, 2013

VIA EDGAR

Sonny Oh

Senior Counsel

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8629

Washington D.C. 20549-8629

RE:      Principal Life Insurance Company Separate Account B

            Principal Investment Plus Variable AnnuitySM

            (For Applications Signed On Or After August 1, 2013)

            Post-Effective Amendment on Form N-4 number 171

File Numbers 333-188293, 811-02091

Dear Mr. Oh:

This letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by letter dated July 2, 2013, with respect to the initial registration statement and pre-effective amendment number 1 to the Registrant’s registration statement on Form N-4 (“the Amendment”).  The Initial Registration Statement was filed on May 2, 2013, and the Amendment was filed with the Commission on May 6, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”).  Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

GENERAL MATTERS

COMMENT 1.

Please  revise  the  prospectus  such  that  the  prospectus  only  discusses  and  offers  the riders that  will  actually  be  available  upon  the  effective  date  of  the  registration  statement and  delete  all  references  to  "older"  versions  of  the  rider  "for  applications  signed  before August 1,  2013."

RESPONSE: Registrant will make the requested revisions.

COMMENT 2.

Please advise  the  staff  whether  there  are  any  types  of  guarantees  (e.g.,  as  to  any  of the  insurance  company's  obligations  under  the  contract)  or  will  the  company  be  solely responsible for  any  such  obligations.  Please  also  advise  the  staff  whether  there  are  any support agreements  with  third  parties  pertaining  to  the  capitalization  of  the  company.

RESPONSE: Principal Life Insurance Company will be solely responsible for its obligations under the contracts. In other words, there are neither reinsurance arrangements nor any other third party support agreements pertaining to the contracts. With regard to the second sentence of this comment, we do not utilize a third party support agreement at this time.  Rather, our risk management processes of evaluating potential capital needs under stressed scenarios and events are utilized in our capital planning efforts to ensure an appropriate capital reserve is maintained.

COMMENT 3.	Please revise the Class identifier so that it is identical to the contract name appearing on the front cover page of the prospectus.

RESPONSE: Registrant has made the requested revision.

COMMENT 4.	Premium Payment Credit Rider

a. The  front  cover  page  of  the  prospectus  explains  that  the  credit  may  be recaptured if  the  Contract  is  returned  during  the  examination  offer  period  or  upon full annuitization  of  the  Contract  prior  to  the  third  Contract  anniversary.

Please advise  the  staff  how  such  recapture  is  consistent  with  Section  27(i)  of  the Investment Company  Act  of  1940.  If  recapture  will  be  pursuant  to  an  order  of the Commission, then  please  also  provide  the  citations  for  the  applicable  notice  and order.

RESPONSE: The recapture is allowable pursuant to an Order of the Commission. The citation for such Order is Release No. IC-26743, and it is dated February 1, 2005. The File Number is 812-13109. The notice of the filing of the application was issued on January 3, 2005 (Rel. No. IC-26716). For the same reasons set forth in the foregoing notice of filing and because the bonus credits (and the recapture thereof) under the present registration will be calculated the same as contemplated in the Commission’s Order, the terms of the Order should extend to the present registration.

b. Based  on  the  description  of  the  Separate  Account  charge  when  the  rider  is elected at  bottom  of  page  11  and  the  shaded  box  at  the  bottom  of  page  82,  please revise the  example  at  the  top  of  page  83  to  better  explain  how  the  charge  results  in the values  provided  under  the  "Sample  Division  Unit  Value"  column.

RESPONSE: Registrant will footnote the “Sample Division Unit Value” heading in the table as follows:

“(1) For a detailed description of how the unit value is calculated, see subsection Accumulated Value under 1. THE CONTRACT.”

c. For  the  illustration  on  page  84,  please  note  that  when  "non-standardized" performance is  shown  with  the  credit,  "standardized"  performance must  also  be shown, i.e.,  the  surrender  charge  is  reflected  in  performance.  Please  revise  the illustration accordingly.

RESPONSE: Registrant confirms that the table to which the Staff refers does reflect surrender charges. In addition, Registrant will add the following language as the second sentence to the paragraph immediately above the table:

“The table reflects surrender charges, when applicable.”

d. Please highlight the third to last bullet point on page 82 and the second to last bullet point after the chart on page 83.

RESPONSE: The lack of shading on which the Staff is commenting only appears in the compare document. The bullet points identified by the Staff are shaded in the “clean” version filed with the Commission and it will be shaded in the version provided to customers.

PROSPECTUS

COMMENT 5.	Front Cover Page

a. On  the  front  cover  page  and  as  a  preamble  to  the  Glossary,  please  briefly explain that  certain  terms  are  defined  in  the  Glossary  and  the  means  by  which  a reader can  identify  such  terms  in  the  prospectus,  e.g.,  words  that  are  capitalized  or italicized.

RESPONSE: Registrant will make the requested revisions.

b. In  the  shaded  text  regarding  the  Premium  Payment  Credit  Rider,  please state that  a  contract  with  the  rider  will  cost  more  than  a  contract  without  the  rider rather than  "[a]  Contract  without  this  rider  will  cost  less."  For  example,  note  the second sentence  of  the  first  paragraph  of  the  preamble  to  the  fee  tables  on  page 10.

RESPONSE: Registrant will make the requested revision.

c. Please  add  that  the  prospectus  describes  all  material  features  of  the contract. Please  note  that  this  should  include  material  differences  due  to  state variations, e.g.,  states  in  which  certain  riders  are  not  available.

RESPONSE: Registrant will make the requested revision.

COMMENT 6.	Summary of Expense Information (page 10)

a. Contract owner transaction expense.

Please reverse the order of all maximum and current charges so that the higher fee is shown first, e.g., the surrender charges.

RESPONSE: Registrant will make the requested revision.

b. Periodic Expenses

Please provide a clear caption preceding the actual Separate Account Annual expenses on page 11.

RESPONSE: Registrant will make the requested revision.

c. Optional Riders

i. Please include a brief description of the For Life withdrawal benefit base and Investment Back withdrawal benefit base in, respectively, footnotes 7 and 8 on page 14.

RESPONSE: Registrant will make the requested revisions.

ii. Please briefly explain how election of the step-up may impact the current and maximum charges of the PIB 3 and PIB 10 riders ("GMWB Riders") in, respectively, footnotes 7 and 8 on page 14.

RESPONSE: Registrant will make the requested revisions. Registrant also notes to the Staff that owners do not elect the step-up; rather, the step-up feature is automatic unless the owner opts out.

d. Example

Please note that pursuant to General Instruction 21(h) and (i), the example may not necessarily have to provide values for when the contract is annuitized. Please revise accordingly.

RESPONSE: Registrant has not revised the example. With regard to General Instruction 21(h), the example includes values for complete surrender because surrender charges are incurred for certain of the years required to be provided under the General Instructions. With regard to General Instruction 21(i), Registrant is required to show values for fully annuitizing because the owner would receive different amounts than if the owner fully surrenders the contract.

COMMENT 7.	The Contract (page 21)

a. Allocating Premium Payments (page 22)

As you have done in footnote 1 to the list of underlying mutual funds on page 2, please disclose that there are allocation restrictions when a GMWB Rider is elected.

RESPONSE: Registrant will make the requested revision.

b. Accumulated Value (page 24)

i. For clarity, in the first sentence of the last paragraph on page 24, please specify that the time for the close of normal trading on the NYSE is generally 4:00 p.m. Eastern Time.

RESPONSE: Registrant will make the requested revision.

ii. The last  sentence  of  the  last  paragraph  of  this  subsection  on  page 25  appears  to  be  the  one  time  the  disclosure  regarding  the  ability  to increase your  accumulated  value  to  avoid  termination  is  set  forth  in the  prospectus.  Therefore,  in  the  first  bullet  point  appearing  under "Termination"  in  the  Summary  on  page  20,  please  disclose  the ability to  increase  accumulation  value  to  avoid  termination.

RESPONSE: Registrant will make the requested revision.

COMMENT 8.	Charges and Deductions (page 26)

a. Surrender Charge (page 26)

Please explain  whether  the  charge  is  deducted  from  the  amount surrendered or  the  remaining  accumulated  value.  For  example,  please  refer  to  the last sentence  of  the  first  paragraph  under  "Transaction  Fee"  on  page  30.

RESPONSE: Registrant will make the requested revision.

b. Principal Income Builder 10 (PIB 10) Rider (page 34)

Please reconcile  the  description  of  the  basis  of  the  charge  in  the  first  two paragraphs which  refer  to  the  For  Life  withdrawal  benefit  base  with  the  third paragraph and  the  fee  table  on  page  12  which  refer  to  the  Investment  Back withdrawal benefit  base.

RESPONSE: The references to “For Life” in the provision identified by the Staff should have stated “Investment Back”. Registrant will correct these errors.

COMMENT 9.	Living Benefit- Guaranteed Minimum Withdrawal Benefit (GMWB) – page 39)

a. The paragraph following the chart at the top of page 40 is very confusing because it refers to riders no longer offered and described in a completely different prospectus. Please delete it.

RESPONSE: Registrant will make the requested revision.

b. Please  delete  the  first  three  paragraphs  under  "Calculating  the  Principal Income Builder  3  For  Life  Withdrawal  Benefit  Payment"  and  "Calculating  the Principal Income  Builder  10  For  Life  Withdrawal  Benefit  Payment"  on, respectively, pages  47  and  66.

RESPONSE: Registrant will make the requested revisions.

c. Please delete the second through fourth paragraphs under "Principal Income Builder 3 - GMWB Bonus" and "Principal Income Builder 10 - GMWB Bonus" on, respectively, pages 53 and 71.

RESPONSE: Registrant will make the requested revisions.

d. In  the  second  paragraph  under  "Required  Minimum  Distribution  (RMD) Program for  GMWB  Riders"  on  page  52,  please  highlight,  if  true,  that  an  owner must be  enrolled  in  the  Program  in  order  for  an  RMD  amount  not  to  be  deemed  an excess withdrawal.

This comment also applies to the corresponding subsection of the PIB 10 section on page 70.

RESPONSE: Registrant will make the requested clarifications.

e. Under  "Principal  Income  Builder  3-  GMWB  Step-Up"  beginning  on  page  55,  please  provide  more  details  as  to  how  the  Step-Up  value  is  calculated.  In  the first sentence  of  the  second  paragraph,  it  appears  to  equal  accumulated  value  if that value  is  greater  than  the  withdrawal  benefit  base.  However,  on  page  45,  the formula for  calculating  the  withdrawal  benefit  base  is  the  greater  of  two  prongs, one  of which is also  accumulated  value.

This comment also applies to the corresponding subsections of the PIB 10 section on pages 71 (second sentence of second paragraph) and 64 (two prongs of benefit base formula).

RESPONSE: For both riders, the GMWB Step-Up is an automatic feature that will increase a withdrawal benefit base to the contract accumulated value if the contract accumulated value is greater on the contract anniversary. The withdrawal benefit base is calculated as indicated in item 2 under the withdrawal benefit base section of each GMWB rider. Since the withdrawal benefit base may reflect the contract accumulated value (as a result of step-up) instead of the calculation reflected in item 2, Registrant reflected in the definition of withdrawal benefit base that it will be the greater of the contract accumulated value or the calculation shown in item 2. For the PIB 10 rider, which has both a For Life and Investment Back withdrawal option, the withdrawal benefit base for each withdrawal option is compared independently to the contract accumulated value to determine if a step-up will apply and this information is included in both the withdrawal benefit base and GMWB Step-Up descriptions.

To further clarify the mechanics of the above relationship, Registrant has revised the Principal Income Builder 3 - Withdrawal Benefit Base subsection to read as follows:

“On each Contract anniversary, the withdrawal benefit base is reset to the greater of 1 or 2, where:

1= the accumulated value on the Contract anniversary (see Principal Income Builder 3 – GMWB Step-Up).”

Registrant has made a similar revision in the Principal Income Builder 10 - Withdrawal Benefit Base subsection.

f. The subsection "Remaining Withdrawal Benefit Base" is provided on page 65 for PIB 10. Please provide a corresponding subsection for the PIB 3.

RESPONSE: Registrant has not made the suggested revision because there is no remaining withdrawal benefit base feature offered with the Principal Income Builder 3 rider. In the “Principal Income Builder 10 Terms”, which is a part of the Overview of Principal Income Builder 10 subsection, Registrant already has included the following to clarify to readers that the remaining withdrawal benefit base feature does not apply to PIB 3:

“Remaining withdrawal benefit base — the amount available for future withdrawal benefit payments under a withdrawal option. The remaining withdrawal benefit base for each withdrawal option is calculated separately. (not applicable to PIB3)”

COMMENT 10.	Annuity Benefit Payment Options (page 91)

In the fifth paragraph, please also briefly describe the impact that frequency and duration of payments has on the level of the annuity payment.

RESPONSE: Registrant will make the requested revision.

COMMENT 11.	Death Benefit (page 93)

a. Standard Death Benefit Formula (page 94)

Please clarify who is eligible or required to elect the standard death benefit.

RESPONSE: Registrant will make the requested clarification.

b. GMWB Death Benefit - Principal Income Builder 3 (page 95)

The formula for calculating the PIB 3 Death Benefit on page 95 (greatest of 1, 2, or 3) appears identical to the formula for the standard death benefit on page 94 (greatest of a, b, or c).

Please revise either or both formulas to better distinguish their differences and revise Appendix G accordingly.

This comment also applies to the formula for the PIB 10 Death Benefit on page 99.

RESPONSE: Registrant will add the following clarification in the GMWB Death Benefit subsections:

“The GMWB Death Benefit is similar to the Standard Death Benefit with the exception of how withdrawals reduce the death benefit amount.”

For further response to this Comment, Registrant points out that language following each of the death benefit calculations describes the differences relating to how withdrawals reduce the respective death benefit amounts. Registrant has added a footnote within the formula that directs the reader to the more detailed description of the difference between how withdrawals affect death benefits under the standard death benefit as opposed to the GMWB death benefit. To further clarify the different treatment, Registrant has added the following language under the GMWB Death Benefit - Principal Income Builder 3 and GMWB Death Benefit - Principal Income Builder 10 subsections:

“Note, this is different than how withdrawals reduce the standard death benefit.”

c. In  the  "If  the  Contract  Accumulated  Value  is  Zero"  table  beginning  on page 101,  please  confirm  the  accuracy  of  the  disclosure  in  the "Then ..."  column of the  first  and  fourth  rows.  For  example,  compare  these  to  the  disclosure  in  the "Then ..."  column  of  the  first  and  third  rows  of  the  corresponding  table  for  the PIB 3  beginning  on  page  96.

RESPONSE: Registrant confirms the accuracy of information included in the cells identified by the Staff. For further response, Registrant notes that the PIB 3 and PIB 10 tables differ because there is no remaining withdrawal benefit base feature in the PIB 3 rider.

COMMENT 12.	Appendix G

a. In each of the examples appearing in Appendix G, please clarify how the "Available For Life withdrawal benefit payment" is determined.

RESPONSE: Registrant will make the clarification immediately above the first example.

b. At  the  end  of  examples  3,  4,  and  5,  please  revise  the  disclosure  to  better explain how  prong  "2"  of  the  calculation  of  the  GMWB  Death  Benefit  on respectively,  January  15,  January  15,  and  December  30  relate  to  the  first  "NOTE" following  the  GMWB  Death  Benefit  formula  on  page  95  of  the  prospectus.

In addition, please expand either prong 2 of the formula and/or the first "NOTE" to better explain the proportional reduction that takes place with Excess Withdrawals.

RESPONSE: Registrant will make the requested revisions to examples 3, 4, and 5. Registrant will make further revisions to the “NOTE” to which the Staff refers to expand on the description of how the proportional reduction works.

STATEMENT OF ADDITIONAL INFORMATION ("SAl")

COMMENT 13.	Please disclose the name of the depositor on the front cover page of the SAI. Item 15(a)(ii).

RESPONSE: Registrant will make the requested disclosure.

COMMENT 14.	Please update the second paragraph under "Calculation of Performance Data" on page 4 in light of the fact that this is an initial filing of the registration statement.

Also,  please  confirm  that  any  standardized  performance  data  provided  does  not  pre-date the creation  of  the  applicable  sub-account.  If  any  do,  please  revise  the  performance information to  reflect  performance  since  the  creation  of  the  subaccount.

RESPONSE: Registrant will make the requested revision. Registrant also confirms the information set forth in the second paragraph of this Comment.

PART C

COMMENT 15.	For any exhibits incorporated by reference to another filing, please provide the applicable file numbers and clearly label all applicable accession numbers, e.g. , exhibits 8e4 and 8g2.

RESPONSE: Registrant will add the requested disclosure with the exhibit list expanded to include the requested information (when applicable).

COMMENT 16.

In the  initial  registration  statement,  please  note  that  all  exhibits  for  exhibit  3  and exhibit 4  have  been  labeled  "EX-3"  and  "EX-4,"  respectively.  Please  revise  the  labels such that  the  EDGAR  exhibit  labels  match  up  with  those  provided  in  Part  C.

RESPONSE: Registrant will make the requested revisions.

COMMENT 17.	For Item 25, please provide the principal business addresses for the executive officers (other than directors).

RESPONSE: Registrant will make the requested revision.

******************

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-362-2384 if you have any questions.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson

Counsel, Registrant